Exhibit 99.2

Date: 8th February 2013

NOTICE OF EARLY REDEMPTION

to the holders of

MELCO CROWN ENTERTAINMENT LIMITED

RMB 2,300,000,000 3.75% Bonds due 2013 (the “Bonds”)

CMU Instrument Number: DBANFN11009

Common Code: 062150866

NOTICE IS HEREBY GIVEN to the holders of the outstanding Bonds of Melco Crown Entertainment Limited (the “Issuer”) that, pursuant to Condition 5(b) of the Terms and Conditions of the Bonds (Redemption at the Option of the Issuer), the Issuer will redeem RMB 2,300,000,000 in aggregate principal amount of the Bonds on 11th March 2013 (the “Optional Redemption Date”) at their principal amount together with accrued interest to, but excluding, the Optional Redemption Date.

Following such redemption, the Bonds will be cancelled and there will be no Bonds outstanding.

Terms used in this Notice and not defined herein shall have the same meaning given to them in the Terms and Conditions of the Bonds.

Payment of redemption monies will be made to the persons whose accounts interests in the Global Bond are credited as being held through the Central Moneymarkets Unit Service operated by the Hong Kong Monetary Authority (“CMU”) as notified to the Principal Paying Agent by CMU in accordance with the standard procedures of CMU.

MELCO CROWN ENTERTAINMENT LIMITED